April 29, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Jonathan Groff, Attorney - Adviser

Re:	Suja Minerals, Corp
Amendment No. 3 to Registration Statement on Form S-1
Filed April 8, 2011
File No. 333-171572

Ladies and Gentlemen:

This letter sets forth the responses of Suja Minerals, Corp ( the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of April 18, 2011.  Each numbered paragraph below responds to the comment having the same number in the April 18 comment letter.

Responses to Comments:

1.
The Company has accepted this comment, has identified the selling shareholders as underwriters, and stated that the offering price will be fixed for the duration of the offering.  Changes to language have been made to do this on pages 2, 3, 9, 10, 11, 12 and 32.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Matt Reams
Matt Reams
President